EXHIBIT 12

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

For the Three
Months Ended
March 31, 2011

Earnings from continuing operations before income taxes	$1,200

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(22)
Dividends from less than 50% owned affiliates	49
Fixed charges	501
Interest capitalized, net of amortization	–

Earnings available for fixed charges	$1,728

Fixed charges:
Interest incurred:
Interest expense	$462
Capitalized interest	–

462
Portion of rent expense deemed to represent interest factor	39

Fixed charges	$501

Ratio of earnings to fixed charges	3.4